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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2004            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated September 1, 2004

2.

News Release dated September 7, 2004

3.

News Release dated September 16, 2004

4.

News Release dated September 23, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: October 27, 2004	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NR RGI 2  September 1, 2004

Radius Gold Inc drill first holes at El Pavon project.

Vancouver.  Radius Gold Inc. (“Radius”) is pleased to provide an update on progress at its wholly owned El Pavon epithermal gold project in Nicaragua.  Seven diamond drill holes were completed during July, all of which cut significant thicknesses of epithermal quartz vein, and two new mineralized structures have been identified by Radius’s exploration around El Pavon.

Radius is permitting a +25,000m first stage drill program at El Pavon, scheduled to start later this year.  As part of the permitting process, the Ministry of the Environment in Nicaragua allowed Radius to drill a small number of geotechnical holes at El Pavon on the Central and North veins to determine the general dip of main vein structure(s) to allow proper siting of access roads and drill pads.

The El Pavon North and Central zones have now been traced in outcrop and trenches for over 6km strike length.  Seven holes have been drilled into the veins for a total of 749m of drilling.  The core has been logged, cut and sampled and the samples are currently being assayed.  Results are pending.

All 7 drill holes intersected the target veins as planned, showing continuity of the veins both along strike and down dip.  True widths of the veins range from 4m to 16m, including zones of abundant quartz veining in between or adjacent to the main veins.  These widths and quartz vein textures noted in the core are similar to those noted in surface trenching: multiple silicification and brecciation events are observed, indicating an active system with repeated episodes of sealing, hydrothermal brecciation and accompanying quartz deposition.  In general, the veins have a steep westerly dip ranging from 65º to 77º, but may be locally vertical as in PADH-04.

A table summarizing the drill intercepts is given below and a map showing drill collar locations is available on the Radius web site (www.radiusgold.com).  All mineralized intercepts are downhole intervals, not true thicknesses.

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Drill Hole	From	To	Thickness (m)	Description
PADH-1	28.95	40.03	11.08	quartz vein-breccia
PADH-2	64.55	70.00	5.45	quartz vein-breccia
PADH-3	42.00	52.7	10.70	quartz vein + vein breccia
	58.7	59.25	0.55	quartz vein
PADH-4	42.65	55.67	13.02	>20% quartz vein, quartz-vein breccia
PADH-5	19.81	33.40	13.59	quartz vein & quartz vein fragments
	38.15	42.20	4.05	35% quartz veins & fragments
PADH-6	51.14	64.31	13.17	quartz vein, vein breccia and fragments
PADH-7	56.65	69.40	12.75	quartz vein, vein breccia and fragments

Regional exploration work in the Pavon area has identified two new structures, named Jinji and Babaska. The Jinji structure can be traced in outcrop and float over 2km. It is similar to the Pavon South structure with variable widths from 2m.  To the west, the Babaska has been mapped over a 4km strike in float and outcrop exhibiting both fine grained banded and chalcedonic quartz vein material.

Background

The El Pavon low sulphidation epithermal vein system was discovered by Radius in 2003.  Quartz-adularia veins are hosted by a series of intermediate to felsic volcanic lavas, ignimbrites and tuffs.  Radius’ field teams have identified at least 6 potentially major veins or mineralized structures on the property within an area covering at least 10km by 4km.  Most of the work to date has focused on the Pavon North and Pavon Central veins.  Recent rock-saw check sampling returned best results of 40.7 g/t Au over 8.35m from trench TRP-2 and 8.1 g/t Au over 16m from trench TRN-1.

Qualified Person

Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this press release have been accurately summarized from the drill data provided to the Company from the field teams.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

50.6-million

       “signed”

Simon Ridgway, President

news release

NR RGI 3  September 7, 2004

Radius discovers new gold prospect at Nueva Guinea, Nicaragua

Vancouver: Radius Gold Inc (“Radius”) is pleased to announce the discovery of a new epithermal gold system in southeast Nicaragua on a project they have named Nueva Guinea. Highlights of the recent work at Nueva Guinea include channel sample TNG-01 which has returned a high grade core of 14.3g/t over 4m which is included within an broader interval of 9m grading 7.0g/t Au.

Further work has also been completed at the previously reported San Pedro discovery in eastern Nicaragua. Sampling has shown continuity to the vein system over several kilometers while channel sampling of outcrop has returned grades up to 9.8g/t Au over 2m. The locations of both project areas can be found on the Radius Gold web site at www.radiusgold.com.

Nueva Guinea

Nueva Guinea is in southeast Nicaragua in low, rolling terrain easily accessible by good roads from Managua.  The area is underlain by a bimodal suite of basaltic andesite and rhyolite. Gold mineralization in the form of banded and chalcedonic quartz veins, is spatially (and genetically?) associated with rhyolite plugs and dikes. Recent sample results return up to 18.0 g/t Au over 1m with the best channel sample returning an average of 14.3g/t Au over 4m. Outcrop is scarce and most of the results to date are from float sampling or channel sampling of the some of the few bedrock exposures located during initial reconnaissance. In places, the mineralization disappears below younger basaltic cover.

Radius field teams have so far discovered two mineralised areas - Jerusalen and Jengibre - which are roughly 20km apart. The Jerusalen area, consists of a series of veins occurring in a zone approximately 1.7km x 400m and open along strike. A large NW- SE trending siliceous structure, traceable for over 1200m, cuts across the centre of the Jerusalen area. Reconnaissance panel samples, which represent a 10m by 10m area, have returned up to 3.7g/t Au.  Initial soil sampling lines over the area have highlighted other anomalies which have yet to be followed-up.

In the Jengibre area, several float trails over an area of 1km by 2km returned results grading up to 5g/t Au. Exploration in both areas is still at an early stage but Radius is excited by the values returned to date and the widespread distribution of the mineralized float.

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San Pedro

More work has also been completed at Radius’ 100% owned San Pedro vein system in an area some 200km west of Managua. San Pedro was discovered by Radius’s field teams during routine follow up of quartz float in creeks. Old workings were discovered suggesting that the prospect was previously mined (or explored) about 50 years ago. To date, a number of small-scale tunnels and an old stamp mill have been found on the property.

Initial exploration at San Pedro located anomalous gold values in stream sediments and pan concentrates outlining a broad northwest-southeast trending zone. Vein and float samples – associated with strongly anomalous stream sediment geochemistry - have since been collected along a 10km strike length, returning values ranging from trace to 6.8 g/t Au.

In the latest work, a series of old trenches at the northwest end of the zone were re-sampled by Radius, returning best results of 9.8 g/t Au over 2.0m within a broader interval of 7.3m grading 2.9 g/t Au. The work also indicated that there are several parallel veins suggesting the possibility of a bulk mineable target.

Corporate Activities

The company has granted stock options to purchase up to a total of 650,000 shares exercisable at a price of $1.00 for five years to directors and officers of the Company.

Qualified Person

Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this press release have been accurately summarized from the data provided to the Company from the field teams.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD                                   Symbol:             TSXV-RDU

                                                                                    Shares Issued:    50.6-million

       “signed”

Simon Ridgway, President

news release

NR RGI 4  September 16, 2004

 Radius Cuts 2.5m grading 57.3 g/t Au at Pavon

Radius Gold Inc (“Radius”) is pleased to announce the results from recent drilling at its 100% owned El Pavon project in Nicaragua. The results include best intersections of 16.8m grading 10.3 g/t Au and 5.8m grading 11.3 g/t Au from holes located 4km apart testing the same mineralized structure.

The Pavon vein system was recently drill tested at five sites along the 6km strike length of the Pavon South, Central and North veins. The purpose of the holes was geotechnical; to determine the general dip of the vein structures to allow proper siting of drill pads for a larger drill program which is currently being permitted by Radius. Full results from the drilling are shown in the table below and collar locations can be found on the Radius Gold web site (www.radiusgold.com).

The drill results reflect the overlying trench results with one important exception: PADH-1. This hole –which returned 11.3 g/t Au over 5.8m - was drilled at Pavon South where trench results have returned only modest grades.  This demonstrates the potential for robust colloform banded quartz-adularia veins below weakly developed veining at surface, and may confirm that much of the exposed mineralization at Pavon South represents a high level of exposure of the epithermal system.  The main implication of PADH-1 is that the entire strike length of the Pavon North and South veins must be systematically drill tested to identify the high grade ore bodies.

Table 1. El Pavon drill results (rounded to single decimals). Silver assays pending

Hole Number     From    To      Intersection (m)        Au Grade (g/t)
PADH-1  29.0    40.0    11.0    6.7
including       34.2    40.0    5.8     11.3
PADH-2  69.2    70.0    0.8     5.8
PADH-3  43.0    50.6    7.6     1.4
PADH-4  50.0    52.3    2.3     1.1
PADH-5  13.5    29.9    16.4    6.9
including       21.6    29.3    7.6     12.5
PADH-5b 7.6     24.4    16.8    10.3
including       21.9    24.4    2.5     57.3
PADH-6  52.7    64.3    11.6    2.2
including       57.3    58.3    1.0     7.3
PADH-7  59.4    61.0    1.6     3.2
*Recovery over mineralized interval

The results also demonstrate that there is little or no surface enrichment of gold grades. Grades from holes PADH-5 and 6 are almost identical to the overlying trenches (TRN-1 and TRN-2) and hole PADH-1 shows a substantial increase in grades at depth. In all cases, the best gold grades are found associated with well developed colloform banded quartz adularia veining. Although core recoveries were generally good in the mineralized zone, PADH-3 (49%) and PADH-5 (57%) were the exceptions.

Simon Ridgway, President of Radius, said: “We’re very pleased with the outcome of the drilling, particularly the high grades in hole PADH-1 on Pavon South which was drilled under some pretty low grade material. This is telling us that we need to drill test all of the mineralized structures on the property regardless of the surface gold grades. That opens up the Brisas, Manceras, Las Valles and Astrid structures and the newly discovered Jinji and Babaska zones. We believe there’s a lot of scope at Pavon and look forward to commencing the first stage 25,000 metre program which gets underway later this year.”

Background

The El Pavon low sulphidation epithermal vein system was discovered by Radius in 2003.  Quartz-adularia veins are hosted by a series of intermediate to felsic volcanic lavas, ignimbrites and tuffs.  Radius’ field teams have identified at least 6 potentially major veins or mineralized structures on the property within an area covering at least 10km by 4km.  Most of the work to date has focused on the Pavon North and Pavon Central veins.  Recent rock-saw check sampling returned best results of 40.7 g/t Au over 8.35m from trench TRP-2 and 8.1 g/t Au over 16m from trench TRN-1.

Qualified Person

Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this press release have been accurately summarized from the drill data provided to the Company from the field teams.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol: TSXV-RDU
 Shares Issued:  50.6-million

       “signed”

Simon Ridgway, President

news release

NR RGI 5  September 23, 2004

Radius and Meridian sign Agreement to Explore El Pavon in Nicaragua

Radius Gold Inc (TSX-Venture: RDU-V) is pleased to announce that it has signed an agreement to explore and develop the El Pavon epithermal vein camp (“El Pavon”) in central Nicaragua with Meridian Gold (Toronto: MNG; NYSE: MDG).

The agreement gives Meridian the exclusive option to acquire a 60% interest in El Pavon by spending an agreed amount on exploration, completing a feasibility study within four years and paying to Radius a set amount per ounce of resource defined by the feasibility study for the 60% of the ounces Meridian will acquire.

Meridian will spend not less than US$3,500,000 in exploration expenditures over the first 2 years of the agreement with the objective of establishing a drill-indicated resource at El Pavon of at least 1,000,000 ounces that can subsequently be developed into a mineable reserve. This expenditure includes completion of at least 15,000 metres of drilling which is to commence as soon as permits are acquired. In addition, at least 20% of the $3.5-million will be spent drilling the veins and trends surrounding and external to Pavon North, Pavon Central and Pavon South. A minimum of US$1-million is to be spent on further exploration in each of years 3 and 4.

Meridian may terminate the Option at any time after spending the $3,500,000 by providing 30 days prior written notice to Radius. If Meridian does not meet the US$3.5-million expenditures on or prior to the second anniversary date of the Agreement, or Meridian withdraws from or terminates the Agreement before making such Committed Expenditures, Meridian will pay to Radius the difference between the amount spent and the commitment of US$3.5-million in cash.

Upon completion of a positive Feasibility Study, Meridian will pay Radius a pre-determined price for its earned share of the mineral resources, including reserves and credits for by-products, estimated in the feasibility study to be situated on the property. Once Meridian has purchased its 60% share of the mineral resources, it will have acquired an undivided 60% interest in the Property.  The price to be paid by Meridian to Radius for the resources will be:

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$40 per ounce of gold if average gold prices are less than $400 per ounce;

•

$50 per ounce of gold if average gold prices are equal to or greater than $400 per ounce but less than $500 per ounce;

•

$60 per ounce of gold if average gold prices are equal to or greater than $500 per ounce; and

•

$0.50 per ounce of silver if average recoverable silver grades for the resources exceed 100 g/t.

When Meridian has exercised its Option and acquired a 60% interest in the Property, Meridian and Radius will establish a joint venture in respect of the Property on a 60/40 basis.  Further development of El Pavon will then be funded by the Joint Venture partners in proportion to their participating interests.  Meridian will be the Operator of the Joint Venture as long as it has at least a 50% interest in the Joint Venture.

Meridian will use its best efforts to obtain all the necessary permits to allow construction to commence as soon as the permits have been obtained.  Provided that the IRR (internal rate of return) of the project as set out in the Feasibility Study meets an agreed level, Meridian will commence construction of a mine on the Property immediately after all necessary permits have been obtained.  Meridian will also arrange or provide non-recourse financing on behalf of Radius on reasonable commercial terms for the development of a mine on the Property.

Commenting on the agreement, Simon Ridgway, the President of Radius said “We’re very pleased to have reached this agreement with Meridian and are looking forward to working with them.  Their experience of exploring for and mining epithermal gold vein systems in Latin America will ensure that the full potential of El Pavon will be tested.  This agreement also allows Radius geological staff to focus on what we are good at – finding more undiscovered gold systems in Nicaragua.  We believe there is much more gold to be found there yet.”

Background

The El Pavon low sulphidation epithermal vein system was discovered by Radius in 2003.  Quartz-adularia veins are hosted by a series of intermediate to felsic volcanic lavas, ignimbrites and tuffs.  Radius’ field teams have identified at least 6 potentially major veins or mineralized structures on the property within an area covering at least 10km by 4km.  Most of the work to date has focused on the Pavon North and Pavon Central veins.

Radius recently drill tested El Pavon at five sites along the 6km strike length of the Pavon South, Central and North veins.  The purpose of the holes was geotechnical; to determine the general dip of the vein structures and allow proper siting of drill pads for a larger drill program currently being permitted by Radius.  The results include best intersections of 16.8m grading 10.3 g/t Au and 5.8m grading 11.3 g/t Au from holes located 4km apart testing the same mineralized structure.  Full results from the drilling can be found on the Radius Gold web site (www.radiusgold.com).

Qualified Person

Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this press release have been accurately summarized from the drill data provided to the Company from the field teams.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol: TSXV-RDU
 Shares Issued:  50.6-million

       “signed”

Simon Ridgway, President